UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HEMCURE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

423511302
(CUSIP Number)

Arthur Liu c/o Hemcure, Inc. 11839 East Smith Avenue Santa Fe Springs, California 90670 (562) 447-1780
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐.

CUSIP No.	423511302

1	NAMES OF REPORTING PERSONS: Arthur Liu

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,544,510

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,294,129

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,544,510

WITH	10	SHARED DISPOSITIVE POWER:

		7,294,129

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,838,639

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	49.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	423511302

1	NAMES OF REPORTING PERSONS: Arthur Liu Stock Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not yet applied for

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,795

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,960,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,960,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	423511302

1	NAMES OF REPORTING PERSONS: Inseat Solutions, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3395970

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,333,334

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,333,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Hemcure, Inc., a Nevada corporation, with its principal executive offices located at 11839 East Smith Avenue, Santa Fe Springs, California 90670.

Item 2. Identity and Background.

(a)	Name:	Arthur Liu; Arthur Liu Stock Trust; and Inseat Solutions, LLC.

(b)	Business Address:	c/o Hemcure, Inc. 11839 East Smith Avenue Santa Fe Springs, California 90670.

(c)	Present Principal Occupation:
The present principal occupation of Arthur Liu is that of Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors of Hemcure, Inc., a developer, manufacturer and marketer of high-end audio products for home and professional use.
The Arthur Liu Stock Trust is a California revocable trust, organized for purposes of estate planning. The present principal business of Inseat Solutions, LLC is the manufacture of vibrotactile massage systems. The principal executive offices of each of Hemcure, Inc. and Inseat Solutions, LLC are located at 11839 East Smith Avenue, Santa Fe Springs, California 90670.

(d)	Criminal Convictions:	Not Applicable.

(e)	Civil Proceedings	Not Applicable.

(f)	Citizenship:	Arthur Liu: United States; Arthur Liu Stock Trust: California; and Inseat Solutions, LLC: California.

Item 3. Source and Amount of Funds or Other Consideration.

As of May 31, 2007, AuraSound, Inc. (“AuraSound”), a California corporation, had recorded a debt obligation of approximately $3.8 million (the “Obligation”) to Inseat Solutions, LLC, a California limited liability company (“Inseat”), and entity wholly owned by Arthur Liu, for allocated rent, accrued management fees, and principal and accrued interest on various loans made by Inseat to AuraSound.

On June 7, 2007, Hemcure, Inc., a Nevada corporation (the “Issuer”), entered into an Amended and Restated Agreement and Plan of Share Exchange (the “Exchange Agreement”), pursuant to which it acquired all of the issued and outstanding shares of AuraSound in consideration of the issuance of an equal number of shares of its own Common Stock (the “Share Exchange”).

Immediately preceding the Share Exchange, Mr. Liu held 100% of the issued and outstanding shares of AuraSound’s common stock which, in accordance with the terms of the Exchange Agreement, were surrendered and exchanged in consideration for 11,505,305 shares of the Issuer’s Common Stock; 7,544,510 of which were issued in the name of Arthur Liu, and 3,960,795 of which were issued in the name of the Arthur Liu Stock Trust (the “Trust”).

On October 15, 2007, the Issuer and Inseat entered into an Agreement to Convert Debt, whereby the Issuer agreed to convert $2.5 million of the Obligation owed to Inseat into 1,666,667 units (each a “Unit”), at a conversion price of $1.50 per Unit, with each Unit consisting of one share of the Issuer’s Common Stock and one warrant to purchase an additional share of Common Stock at an exercise price of $1.50 per share for a period of five years.

The forgoing summary of, and all references to the Exchange Agreement and the Agreement to Convert Debt in this Schedule 13D are qualified in their entirety by reference to the Exchange Agreement and the Agreement to Convert Debt themselves, copies of which have been annexed hereto as Exhibits 1 and 2, respectively.

Except as otherwise disclosed herein, there were no additional sources, or other amounts of consideration paid in connection with Mr. Liu’s, the Trust’s or Inseat’s (together, the “Reporting Persons”) acquisition of the shares of Common Stock to which this Schedule 13D relates.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in accordance with the terms and conditions of the Exchange Agreement and the Agreement to Convert Debt.

As a result of the Share Exchange there was a change in control of the Issuer, whereby the sole officer and sole member of the Board of Directors (the “Board”) of the Issuer prior to the Share Exchange, Bartley J. Loethen, resigned on June 7, 2007, and, subject to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in his place Arthur Liu was elected Chairman of the Board, Chief Executive Officer and Chief Financial Officer; Donald North was elected Vice President of Engineering; Celia Chen Secretary and a director; and Amy Liu a director.

In conjunction with, and as a condition to the closing of the Share Exchange, the Issuer completed a private placement transaction wherein it issued an aggregate of 12,900,000 shares of Common Stock, and warrants and additional investment options to acquire up to an additional 21,788,889 shares of Common Stock, in consideration of an aggregate of $12,900,000 of gross proceeds raised (the “Financing Transaction”).

In addition, as a result of certain bridge loan obligations of AuraSound, warrants to acquire 3,445,000 shares of Common Stock were issued.

As a result of the Share Exchange, Mr. Liu, in his capacity as Chairman of the Board, plans to propose a resolution for the Issuer to adopt an equity incentive plan and change the name of the Issuer as set forth in its Articles of Incorporation from “Hemcure, Inc.” to “AuraSound, Inc.”, so as to more accurately reflect the Issuer’s business and operations following the Share Exchange (the “Amendment”), and, in accordance with the Nevada Revised Statutes and the Issuer’s bylaws, the equity incentive plan and the Amendment, if approved and adopted by the Board, will be presented for approval to the holders of a majority of the Issuer’s issued and outstanding shares entitled to vote on such matters (the “Voting Shares”), of which Mr. Liu is the beneficial owner of 49.9% of such Voting Shares, as determined in accordance with Rule 13d-3 of the Exchange Act.

Except as otherwise indicated in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate action, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any other similar actions.

Item 5. Interest in Securities of the Issuer.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 14,838,639, representing a beneficial ownership interest of 49.9% of the Issuer’s 28,071,972 shares of Common Stock issued and outstanding as of November 12, 2007, as determined in accordance with Rule 13d-3 of the Exchange Act. 7,544,510 of the shares Common Stock to which this Schedule 13D relates are registered in the name of Arthur Liu (the “Liu Shares”), 3,960,795 of the shares of Common Stock are registered in the name of the Arthur Liu Stock Trust (the “Trust Shares”), and 1,666,667 Units, comprised of 3,333,334 underlying shares of Common Stock, are registered in the name of Inseat Solutions, LLC (the “Inseat Units”). Mr. Liu holds the sole power to vote or to direct the vote of the Liu Shares and Trust Shares, and, subject to the terms and conditions of a certain lock-up agreement (the “Lock-up Agreement”) as described in response to Item 6 of this Schedule 13D, the sole power to dispose or to direct the disposition of the Liu Shares and Trust Shares. Mr. Liu holds the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of the Inseat Units.

Except as otherwise described in this Schedule 13D, during the past sixty (60) days there have been no other transactions in the Common Stock of the Issuer by the Reporting Persons, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 7, 2007, in accordance with the terms and conditions of the Financing Transaction, which transaction was a condition to the closing of the Share Exchange as set forth in the Exchange Agreement, Mr. Liu entered into a certain Lock-up Agreement with those investors participating in the Financing Transaction, pursuant to which Mr. Liu agreed, for a period commencing on June 7, 2007 and continuing until the twenty-four (24) month anniversary of the effectiveness date of the registration statement covering securities sold in the Financing Transaction, not to dispose of any of the shares of Common Stock held by him without the prior written consent of the holders of at least sixty percent (60%) of the securities issued in the Financing Transaction, except under certain limited circumstances, including transfers to any trust for the direct or indirect benefit of Mr. Liu or his immediate family; provided, however, the trustee agrees to be bound by the same restrictions set forth in the Lock-up Agreement, and; provided, further, that such transfer does not involve a disposition for value.

The forgoing summary of, and all references to the Lock-up Agreement in this Schedule 13D are qualified in their entirety by reference to the Lock-up Agreement, a copy of which has been annexed hereto as Exhibit 3.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Amended and Restated Agreement and Plan of Share Exchange by and among AuraSound, Inc., and its shareholders, and Hemcure, Inc., et al., dated June 7, 2007, incorporated by reference to Exhibit 2 to Hemcure, Inc.’s Current Report on Form 8-K, filed June 13, 2007.

Exhibit 2	Agreement to Convert Debt by and between Inseat Solutions, LLC and Hemcure, Inc., dated October 15, 2007.*

Exhibit 3	Form of Lock-up Agreement of Arthur Liu, dated June 7, 2007, incorporated by reference to Exhibit 10.1 to Hemcure, Inc.’s Current Report on Form 8-K, filed June 13, 2007.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007
	By:	/s/ Arthur Liu
Arthur Liu